1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

July 27, 2012

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                          SEI Asset Allocation Trust 485(b) Filing

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Asset Allocation Trust (the “Trust” or “SAAT”), this letter responds to the comments you provided via telephone on Thursday, July 12, 2012, regarding the 485(a) materials filed on Wednesday, May 30, 2012, and affecting the SAAT Defensive Strategy, Defensive Strategy Allocation, Conservative Strategy, Conservative Strategy Allocation, Moderate Strategy, Moderate Strategy Allocation, Aggressive Strategy, Tax-Managed Aggressive Strategy, Core Market Strategy, Core Market Strategy Allocation, Market Growth Strategy and Market Growth Strategy Allocation Funds (each, a “Fund,” and together, the “Funds”).  Below, we have briefly summarized your comments and questions, followed by our responses.  Capitalized terms not herein defined shall have the meanings set forth in the Prospectus, as filed on May 30, 2012.

1.                                      Comment.                                       Please confirm that each Fund with material investment exposure to emerging market securities includes appropriate disclosure with respect to such investments.

Response.                                         As a result of each Fund’s permissible allocation of assets across different types of underlying investment companies, each of the Funds may, at times, have material exposure to emerging market securities.  In response to your comment, we have reviewed the Funds’ disclosure and confirm that it accurately reflects each Fund’s possible risks with respect to such investments.

2.                                      Comment.                                       Please confirm that each Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         If a Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

3.                                      Comment.                                       With respect to those Funds that include “commodity investments risk” as a principal risk, please confirm that each applicable Underlying SEI Fund will operate such that no more than 25% its assets will be invested in its wholly-owned Subsidiary at any time.

Response.                                         Each of the SEI Institutional Managed Trust’s Multi-Asset Accumulation and Multi-Asset Inflation Managed Funds may seek to gain exposure to the commodity markets, in whole or in part, through investments in a wholly-owned subsidiary organized under the laws of the Cayman Islands (each, a Subsidiary). Each Subsidiary may invest to a significant extent in commodities, commodity contracts, commodity investments and derivative instruments. Each of the SEI Institutional Managed Trust’s Multi-Asset Accumulation and Multi-Asset Inflation Managed Funds may only invest in its own Subsidiary and no other Underlying SEI Fund may invest in a Subsidiary.  Each of the SEI Institutional Managed Trust’s Multi-Asset Accumulation and Multi-Asset Inflation Managed Funds may invest up to 25% of its total assets in the applicable Subsidiary.

4.                                      Comment.                                       Please clarify the applicable Fund’s “GoalLink Strategy Component” disclosure in the principal investment strategy.

Response.                                         In response to your comment, we have revised each of the Defensive Strategy Allocation, Conservative Strategy Allocation, Moderate Strategy Allocation, Core Market Strategy Allocation and Market Growth Strategy Allocation Funds’ “GoalLink Strategy Component” disclosure in the applicable Fund’s principal investment strategy to state the following (other than Fund-specific information):

The Defensive Strategy Allocation Fund is designed to be one component of a broader strategy (GoalLink Strategy) employed by SIMC, in which shareholders allocate their overall investment portfolio among investments in the Fund as well as one or more SEI funds that invest primarily in municipal bonds (Muni Bond Funds). The allocation between the Fund and the Muni Bond Funds is based on models developed by SIMC and selected by the shareholder (in consultation with his or her investment adviser). Accordingly, the Fund is not recommended for persons who do not participate in the GoalLink Strategy.

5.                                      Comment.                                       With respect to the Tax-Managed Aggressive Strategy Fund, please state the percentage of the Fund’s assets that will be invested in tax-managed funds and explain why the Fund’s name is appropriate.

Response.                                         In response to your comment, we have reviewed the Tax-Managed Aggressive Strategy Fund’s investments in the shares of underlying investment companies. We currently anticipate that the Fund will typically invest approximately 70% of its assets in shares of underlying investment companies that apply “tax-managed” investment strategies.   In light of the foregoing, we do not believe the Fund’s name is materially deceptive or misleading and, therefore, is consistent with the standards set forth in Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”), which prohibits a registered investment company from adopting as part of its name (or the name of any securities of which it is the issuer) any word or words that the SEC finds, by rule, regulation or order, to be materially deceptive or misleading.   We acknowledge that Rule 35d-1 under the 1940 Act requires funds with certain names to adopt policies whereby at least 80% of the value of a fund’s assets are invested consistent with the name of the fund.  However, we do not believe the Fund is required to comply with the 80% investment requirement of Rule 35d-1 because the term “tax-managed” connotes a type of investment strategy rather than a focus on a particular type of investment.   We believe this approach is consistent with the SEC staff’s guidance set forth in question 8 of the SEC’s Frequently Asked Questions about Rule 35d-1 regarding a fund that uses the term “tax-sensitive” in its name.(1)  Further, we believe that the term “tax-managed” as applied to the Fund would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments and, therefore, is consistent with the standard set forth by the SEC staff in the FAQ for determining whether a fund name is misleading.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien

(1)                                  See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm#P90_13205.